Paul Hastings LLP

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September 16, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069

Ladies and Gentlemen:

On behalf of TCW Direct Lending LLC (the “Registrant”), we hereby respond to the oral comments provided on September 15, 2020 to the undersigned by Mr. Christopher Bellacicco of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials, which contained disclosure with respect to the planned solicitation of consents from unitholders of the Registrant.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure intended to address these comments will be included in the definitive consent soliciting materials filed on or about the date hereof.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: Does the Registrant plan to engage a solicitor? If so, please identify the solicitor and provide the information required by Item 4.

Response: Comment acknowledged. The Registrant will not engage a solicitor and, accordingly, has not provided disclosure about any solicitor.

2.	Comment: Please supplementally explain why Delaware law authorizes the consent solicitation rather than a meeting of unitholders.

Response: Comment acknowledged. Section 18-302(d) of the Delaware Limited Liability Company Act allows the members of a limited liability company organized under Delaware law to act upon a matter by written consent unless provided otherwise in the limited liability company agreement for that company. The preliminary consent soliciting materials contained an incorrect reference to the relevant provision of Delaware law; it should have referred to Section 18-302(d) of the Delaware Limited Liability Company Act. Section 3.8 of the Registrant’s Second Amended and Restated

Limited Liability Company Agreement, dated as of September 19, 2014, permits action by unitholders through a written consent without the need for a meeting of those unitholders.

3.

Comment: On page 2 of the Consent Solicitation Statement, there remain references to mail and personal delivery. Please correct as needed to conform to the form of consent, which does not allow for mail or personal delivery.

Response: Comment accepted. The disclosure has been revised accordingly.

4.

Comment: On page 3 of the Consent Solicitation Statement, under “Non-Votes and Objections” the description of the effect of non-votes (and those unitholders who do not respond) appears to be inconsistent with the form of consent’s statement about returning unmarked consents constituting approval of the proposal.

Response: Comment accepted. Although a signed and returned consent without an indication of how to treat the form of consent is different from a unitholder who does not respond, and can be treated differently, the Registrant has revised the form of consent to remove the statement about unmarked consents constituting approval of the proposal.

5.

Comment: In the question and answer section, please include a question and answer about the drawbacks of the proposal, if approved, in order to ensure that this portion of the consent solicitation statement is fair and balanced.

Response: Comment accepted. A question and answer item has been added accordingly.

6.

Comment: If the Board of Directors has made a recommendation to unitholders with respect to the proposal, please include a discussion of the factors considered by the Board in making that recommendation.

Response: Comment acknowledged. The Board of Directors was not asked to make a recommendation and has not made a recommendation. Therefore, references to a recommendation by the Board have been removed.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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